"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

SUPPL

Ref.:
Ole Kristian Lunde, SVP Corporate Communications, Tel: +47 22544431
Ellen W. Ronæss, Shareholder Service, Tel.: +47 22544430

04024187

Date: 29 March 2004

ORK – Trade subject to notification - option exercise

On 26 March 2004, in connection with its option programme, Orkla exercised 12,600 options, 6,000 of which were exercised at a strike price of 157 and 6,600 at a strike price of 160.

After exercise of options, Orkla's holding of Orkla shares is reduced to 7,617,287. A total of 2,092,604 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

dlw 4/8